

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2026

Scott Plesha
Chief Executive Officer
Pelthos Therapeutics Inc.
4020 Stirrup Creek Drive, Suite 110
Durham, NC 27703

>   **Re: Pelthos Therapeutics Inc.**
>   **Registration Statement on Form S-3**
>   **Filed February 2, 2026**
>   **File No. 333-293133**

Dear Scott Plesha:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Tyler Howes at 202-551-3370 with any questions.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Life Sciences

cc: Charles E. Chambers Jr., Esq.